Dakota Gold Corp.
106 Glendale Drive, Suite A
Lead, South Dakota, 57754

May 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dakota Gold Corp.

Registration Statement on Form S-1

Filed May 6, 2022

File No. 333-263883

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. EST on Monday, May 16, 2022, or as soon thereafter as is practicable.

Very truly yours,

Dakota Gold Corp.

	By:	/s/ Jonathan Awde
	Name:	Jonathan Awde
	Title:	Chief Executive Officer

cc: Dorsey & Whitney LLP